SEC
Mail Processing
Section

FEB 23 2021

Washington DC
416

21001615

[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2717 W Coast HWY
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H Lemmon Jr. 949-574-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard H Lemmon Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SEC
Mail Processing
Section
FEB 23 2021
Washington DC
416

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On 2/11/2021 before me, Vero Gomez-Izquierdo NOTARY PUBLIC,
Date — Here Insert Name and Title of the Officer

personally appeared Richard H. Jr Lemmon
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

VERO GOMEZ-IZQUIERDO
COMM. #2300485
Notary Public - California
Orange County
My Comm. Expires Aug. 8, 2023

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Document Date: 2/11/2021

Number of Pages: 2 Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name:
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☑ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing:

Signer's Name:
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing:

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Port Securities, Inc.

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Port Securities, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Port Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Port Securities, Inc. 's management. My responsibility is to express an opinion on Port Securities, Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Port Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Port Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Port Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Port Securities, Inc.'s auditor since 2018.
Tarzana, California
February 5, 2021

Port Securities, Inc.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash		$ 168,630
Clearing deposit		50,404
Commissions receivable		37,663
Prepaid expenses		6,010
Total Assets		$ 262,707

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 27,176
Total Liabilities		$ 27,176
Stockholder's Equity		
Common stock (1,500 shares authorized, 51 shares Issued and outstanding, no par value)	$ -	
Paid-in capital	28,500	
Retained Earnings	207,031	
Total Stockholder's Equity		235,531
Total Liabilities and Stockholder's Equity		$ 262,707

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Income
For The Year Ended December 31, 2020

Revenue	
Commissions	$ 656,612
12b1 Fees	69,672
Interest income	1,512
Total Revenue	727,796
Operating Expenses	
Auto	10,149
Clearing charges	129,917
Commissions	324,923
Data and communications	10,894
Insurance	1,303
Office expenses	3,051
Professional services	9,385
Regulatory fees	8,122
Rent	12,515
Salaries, wages and related expenses	30,000
Telephone	4,055
Travel and entertainment	34,756
All others	12,912
Total Operating Expenses	591,982
Income before tax provision	135,814
Income tax provision	2,000
Net Income	133,814

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Changes In Stockholder's Equity
For The Year Ended December 31, 2020

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance December 31, 2019	51	$ -	$ 28,500	$ 133,217	$ 161,717
Net Income				133,814	133,814
Distributions				(60,000)	(60,000)
Balance December 31, 2020	51	$ -	$ 28,500	$ 207,031	$ 235,531

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Cash Flow
For The Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	133,814
PPP Loan Dispersed		6,250
Adjustments to reconcile net income to net Cash provided by operating activities:		
(Increase) decrease in Clearing Deposit		(0)
(Increase) decrease in Commission receivable		(10,579)
(Increase) decrease in prepaid expenses		(117)
Increase (decrease) in accounts payable		2,408
Net cash flows from operating activities		131,776
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		
Distributions		(60,000)
PPP Loan Forgiveness		(6,250)
Net cash flows used in financing activities		(66,250)
Net increase in cash		65,526
Cash at beginning of year	$	103,104
Cash at December 31, 2020	$	168,630
Supplemental Information		
Interest paid	$	-
Income taxes paid	$	800

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Notes to Financial Statement
December 31, 2020

Note 1 – Organization and Nature of Business

Port Securities, Inc. (the "Company") was incorporated in the State of California on July 9, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity services, including:
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Private placement of securities

The Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities- separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Port Securities, Inc
Notes to Financial Statement
December 31, 2020

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed Annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; Account supervision and investment advisory fees; administrative fees, revenue from research services; Rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured Products or from '40 Act companies and networking fees from '40 Act companies.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Commissions- Commissions and related clearing expenses are recorded on a trade-date basis as Securities transactions occur.

Provision for Income Taxes- The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's Taxable federal and state income is taxed directly to the stockholder. Additionally, the state of California Imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organizations tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to Ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4- Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$37,663	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $229,521 which was $224,521 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1.

Note 7 – Income Taxes

As discussed in note 2 – Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2020 the Company recorded franchise tax of $2000.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17-a-4, as are customarily made and kept by a clearing broker or dealer.

Note 10 – Operating Lease

The Company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2020 was $12,515. Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as their lease is on a month to month basis.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 5, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 12 – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 13 – PPP Loan

On May 5, 2020, the Company received proceeds from a loan in the aggregate amount of $6,250, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business

Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.

Port Securities, Inc.
Schedule I – Computation of Net Capital Requirement
December 31, 2020

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 235,531
Nonallowable assets	
Prepaid expenses	(6010)
Net Capital	229,521
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness	
6-2/3 % of net aggregate indebtedness	1,810
Minimum dollar net capital required	5,000
Net Capital required (grater of above amounts)	5,000
Excess Capital	
Excess net capital at 1000% (net capital less 10% of Aggregate indebtedness)	224,521
Computation of Aggregate Indebtedness	
Total liabilities	27,176
Aggregate Indebtedness to net capital	.12

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	229,521
Variance	
Net Capital per Audited Report	229,521

Port Securities, Inc
Schedule II – Computation for Determination of Reserve
Requirement Pursuant to Rule 15c3-3
As of December 31, 2020

As computation of reserve requirement is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Port Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

PORT SECURITIES, INC.

Member FINRA/SIPC

February 5, 2021

Brian Anson, CPA
18445 Burbank Blvd., Suite 404
Tarzana, CA 91356

RE: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Port Securities, Inc. met the section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2020 to December 31, 2020.

Sincerely,

Richard H Lemmon Jr.
President

2717 W. Coast Hwy. • Newport Beach, CA 92663 • (949) 574-9286 • (800) 417-7381 • FAX (949) 574-0565

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Port Securities, Inc.
Newport Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Port Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Port Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Port Securities, Inc., stated that Port Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Port Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Port Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Port Securities, Inc.
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Port Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Port Securities, Inc. (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Port Securities, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2021